UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*

NXT ENERGY SOLUTIONS INC.
 (Name of Issuer)

Common Shares
(Title of Class of Securities)

62948Q107
(CUSIP Number)

Greg Leavens
Phone: 403-206-0805
Facsimile: 403-264-6442
Suite 302, 3320 17th Avenue SW
Calgary, Alberta, Canada, T3E 0B4
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 24, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62948Q107
(1)	NAME OF REPORTING PERSON: John Tilson
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 2,173,250
	(8)	SHARED VOTING POWER 620,4981
	(9)	SOLE DISPOSITIVE POWER 2,173,250
	(10)	SHARED DISPOSITIVE POWER 620,498
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,793,748
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

__________________
1 Represents 14,000 common shares of the Issuer (the “Common Shares”) held by his spouse and 606,498 Common Shares held by Tilson Family Trust (Revocable) (a trust over which the Reporting Person shares voting and dispositive control with his spouse).

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%2
(14)	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer

(a)	NXT Energy Solutions Inc.

(b)	Suite 302, 3320 17th Avenue SW
Calgary, Alberta, Canada, T3E 0B4

Item 2.  Identity and Background

Below is information regarding the Reporting Person.

(a)	John Tilson

(b)	c/o NXT Energy Solutions Inc. Suite 302, 3320 17th Avenue SW Calgary, Alberta, Canada, T3E 0B4

(c)
The Issuer is a publicly traded company based in Calgary, Canada. It offers a geophysical service to the upstream oil and gas industry using its proprietary gravity-based Stress Field Detection (“SFD®”) remote-sensing survey system. SFD® is used to rapidly identify and rank prospect-level leads to aid clients in focusing their exploration efforts. The Reporting Person is a member of the Board of Directors of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

__________________
2 Based on 53,225,509 Common Shares, outstanding on August 31, 2015, as reported in the Issuer’s Current Report filed on Form 6-K with the Securities and Exchange Commission (the “SEC”) on September 2, 2015.

Item 3.  Source and Amount of funds or Other Consideration

As of February 24, 2015, the date he became a director of the Issuer, Mr. Tilson held 2,811,748 Common Shares. As of the date hereof, he holds 2,793,748 Common Shares, of which 14,000 Common Shares are held by his spouse and 606,498 Common Shares are held by Tilson Family Trust (Revocable) (a trust over which the Reporting Person shares voting and dispositive control with his spouse). The Common Shares owned by the Reporting Person were acquired with personal funds. No borrowed funds were used in the purchase of the Common Shares.

Item 4.  Purpose of Transaction

The Reporting Person acquired the Common Shares as a personal investment. He expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and his interest in, and intentions with respect to, the Issuer and his investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)–(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)
The aggregate percentage of Common Shares reported as owned by the Reporting Person is based on 53,225,509 Common Shares issued and outstanding on August 31, 2015, as reported in the Issuer’s Current Report filed on Form 6-K with the SEC on September 2, 2015. Based on calculations made in accordance with Rule 13d-3(d), the Reporting Person may be deemed to beneficially own 2,793,748 Common Shares, constituting approximately 5.2% of the Common Shares.

(b)	Sole power to vote: 2,173,250 Shared power to vote: 620,498 Sole power to dispose: 2,173,250 Shared power to dispose: 620,498

(c)	None.

(d)
No person other than the Reporting Person (and his spouse with respect to 14,000 Common Shares held by her and Tilson Family Trust (Revocable) (a trust over which the Reporting Person shares voting and dispositive control with his spouse), with respect to 606,498 Common Shares held by it) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares reported on this Schedule 13D.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 16, 2015, pursuant to the Amended and Restated Stock Option Plan of the Issuer, dated October 26, 2012, the Issuer issued to the Reporting Person, options to acquire 150,000 Common Shares at an exercise price per share of Cdn$2.10 per Common Share. The options will vest at the end of each twelve-month period hereafter, one third per year over a three-year period. Vested options will be able to be exercised by the Reporting Person until September 16, 2020.

Item 7.  Material to Be filed as Exhibits

Exhibit 1:
Amended and Restated Stock Option Plan of the Issuer, dated October 26, 2012 (incorporated by reference to Schedule “A” to Exhibit 99.1 to the Current Report on Form 6-K as filed by the Issuer on November 2, 2012)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2015

By: /s/  Greg Leavens
Name: Greg Leavens, Attorney-in-Fact for John Tilson